UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended December 31, 2005
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT
OPERATING AND FINANCIAL REVIEW
SIGNATURES

QUARTERLY REPORT
Quarter Ended December 31, 2005
Currency of Presentation and Certain Defined Terms
     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depository Shares, to the “FASB” means the Financial Accounting Standards Board, to “SFAS” means Statements of Financial Accounting Standards, to “SAB” means Staff Accounting Bulletin and to the “EITF” means the Emerging Issues Task Force.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.44.95 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and where otherwise stated)

	As of March 31,		As of December 31,
	2005		2005		2005
					Convenience
					translation into U.S.$
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	9,287,864	Rs.	8,142,300	U.S.$	181,141
Investment securities		310,887		14,531		323
Accounts receivable, net of allowances		3,587,289		4,511,940		100,377
Inventories		3,499,606		4,382,879		97,506
Deferred income taxes and deferred charges		236,931		189,904		4,225
Other current assets		1,430,256		1,849,893		41,154

Total current assets		18,352,833		19,091,447		424,726

Property, plant and equipment, net		7,058,308		7,021,491		156,207
Investment securities		995,431		1,252,722		27,869
Goodwill and intangible assets		2,588,381		2,442,528		54,339
Other assets		293,407		3,019,340		67,171

Total assets	Rs.	29,288,360	Rs.	32,827,528	U.S.$	730,312

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	2,796,330	Rs.	3,832,852	U.S.$	85,269
Current portion of long-term debt		5,920		5,920		132
Trade accounts payable		1,415,648		2,149,721		47,825
Accrued expenses		2,375,087		2,530,296		56,291
Other current liabilities		988,937		884,949		19,687

Total current liabilities		7,581,922		9,403,738		209,204

Long-term debt, excluding current portion		25,145		20,705		461
Deferred income taxes		551,789		519,576		11,559
Other liabilities		176,345		399,947		8,898

Total liabilities	Rs.	8,335,201	Rs.	10,343,966	U.S.$	230,122

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,518,949 shares and 76,538,949 shares as of March 31, 2005 and December 31, 2005 respectively	Rs.	382,595	Rs.	382,695	U.S.$	8,514
Additional paid-in capital		10,089,152		10,103,623		224,775
Equity-options outstanding		400,749		509,469		11,334
Retained earnings		10,009,305		11,438,209		254,465
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(109)
Accumulated other comprehensive income		76,240		54,448		1,211

Total stockholders’ equity		20,953,159		22,483,562		500,190

Total liabilities and stockholders’ equity	Rs.	29,288,360	Rs.	32,827,528	U.S.$	730,312

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
(in thousands, except share data and where otherwise stated)

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005		2005
									Convenience
									translation into
									U.S.$
									(Unaudited)
Revenues:
Sales, net of allowances for sales returns (includes excise duties of Rs.184,123, Rs.285,632 Rs.621,449 and Rs.876,265 for the three months ended December 31, 2004 and 2005 and nine months ended December 31, 2004 and 2005 respectively)	Rs.	4,644,050	Rs.	5,898,101	Rs.	14,899,927	Rs.	17,245,738	U.S.$	383,665
License fees		60,561		4,050		319,944		47,339		1,053
Service Income		20,071		24,199		40,979		42,308		941

		4,724,682		5,926,350		15,260,850		17,335,385		385,659
Cost of revenues		2,245,185		2,910,472		7,167,781		8,380,783		186,447

Gross profit		2,479,497		3,015,878		8,093,069		8,954,602		199,213
Operating expenses:
Selling, general and administrative expenses		1,719,286		2,022,668		5,069,991		5,736,769		127,626
Research and development expenses		705,443		516,482		1,857,499		1,474,682		32,807
Amortization expenses		87,505		85,944		263,486		257,966		5,739
Foreign exchange (gain)/loss		48,340		29,008		419,595		107,728		2,397
Other operating (income)/loss		1,154		(385,687)		789		(324,827)		(7,226)

Total operating expenses		2,561,728		2,268,415		7,611,360		7,252,318		161,342

Operating income		(82,231)		747,463		481,709		1,702,284		37,871
Equity in loss of affiliates		(15,005)		(9,192)		(41,928)		(39,539)		(880)
Other (expense)/income, net		108,593		177,393		312,490		521,527		11,602

Income before income taxes and minority interest		11,357		915,664		752,271		2,184,272		48,593
Income taxes (expense)/benefit		26,872		(286,777)		(33,024)		(319,756)		(7,114)
Minority interest		1,826		(519)		11,256		756		17

Net income	Rs.	40,055	Rs.	628,368	Rs.	730,503	Rs.	1,865,272	U.S.$	41,497

Earnings per equity share:
Basic		0.52		8.21		9.55		24.37		0.54
Diluted		0.52		8.19		9.54		24.33		0.54
Weighted average number of equity shares used in computing earnings per equity share:
Basic		76,518,949		76,538,949		76,518,949		76,536,913		76,536,913
Diluted		76,535,703		76,716,813		76,539,972		76,663,317		76,663,317
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME
(in thousands, except share data and where otherwise stated )

								Equity Shares held by
	Equity Shares							a Controlled Trust			Accumulated
				Additional							Other						Total
	No. of			Paid In		Comprehensive		No. of			Comprehensive		Equity-options		Retained		Stockholders’
	shares	Amount		Capital		Income		Shares	Amount		Income		outstanding		Earnings		Equity
Balance as of March 31, 2005	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)	Rs.	76,240	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159
Dividend paid	—		—		—		—	—		—		—		—		(436,368)		(436,368)
Issuance of Equity shares on exercise of options	20,000		100		14,471									(14,471)				100
Comprehensive income	—		—		—		—	—		—		—				—		—
Net income	—		—		—	Rs.	1,865,272	—		—		—				1,865,272		1,865,272
Translation adjustment	—		—		—		(21,805)	—		—		(21,805)				—		(21,805)
Unrealized gain on investments, net of tax	—		—		—		13	—		—		13				—		13

Comprehensive income	—		—		—	Rs.	1,843,480	—		—		—				—		—

Application of SFAS 123	—		—		—			—		—		—		123,191		—		123,191

Balance as of December 31, 2005	76,538,949	Rs.	382,695	Rs.	10,103,623			41,400	Rs.	(4,882)	Rs.	54,448	Rs.	509,469	Rs.	11,438,209	Rs.	22,483,562

Convenience translation into U.S.$ (unaudited)		U.S.$	8,514	U.S.$	224,775				U.S.$	(109)	U.S.$	1,211	U.S.$	11,334	U.S.$	254,465	U.S.$	500,190

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and where otherwise stated)

	Nine months ended December 31,
	2004		2005		2005
					Convenience
					translation into
					U.S.$ (unaudited)
Cash flows from operating activities:
Net income	Rs.	730,503	Rs.	1,865,272	U.S.$	41,497
Adjustments to reconcile net income to net cash from operating activities:
Income tax expenses		18,983		319,756		7,114
Gain on sale of available for sale securities, net		(49,317)		(14,510)		(323)
Depreciation and amortization		961,956		1,097,448		24,415
Profit on sale of property, plant and equipment, net		(4,297)		(324,831)		(7,226)
Equity in loss of affiliates		41,928		39,539		880
Unrealized exchange loss on remeasurement		230,461		234,282		5,212
Employees stock based compensation		94,138		123,191		2,741
Minority interest		(11,256)		(756)		(17)
Changes in operating assets and liabilities:
Accounts receivable		(454,918)		(883,096)		(19,646)
Inventories		(637,171)		(887,411)		(19,742)
Other assets		117,270		(867,434)		(19,298)
Trade accounts payable		(445,398)		738,705		16,434
Accrued expenses		237,587		149,347		3,323
Other liabilities		(215,833)		(27,218)		(606)

Net cash provided by operating activities		614,636		1,562,284		34,756

Cash flows from investing activities:
Expenditure on property, plant and equipment, net of proceeds from sale		(1,299,412)		(519,566)		(11,559)
Proceeds from sale of investment securities, net of purchases		1,630,942		51,715		1,150
Expenditure on intangible assets		(539,165)		(120,482)		(2,680)
Cash paid for acquisition, net of cash acquired		—		(2,564,043)		(57,042)

Net cash provided by/(used in) investing activities		(207,635)		(3,152,376)		(70,130)

Cash flows from financing activities:
Proceeds from borrowing from banks, net		1,838,276		904,772		20,128
Repayment of long-term debt		(155,996)		(4,440)		(99)
Dividends		(431,614)		(436,368)		(9,708)

Net cash provided by financing activities		1,250,666		463,964		10,322

Effect of exchange rate changes on cash		156,037		(19,436)		(432)

Net increase/(decrease) in cash and cash equivalents during the period		1,813,704		(1,145,564)		(25,485)
Cash and cash equivalents at the beginning of the period		4,376,235		9,287,864		206,627

Cash and cash equivalents at the end of the period	Rs.	6,189,939	Rs.	8,142,300	U.S.$	181,141

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)		85,067	Rs.	131,665	U.S.$	2,929
Income taxes		—		10,000		222,469
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the year		—		31,157		693
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
1. Basis of preparation of financial statements
     The accompanying unaudited interim condensed consolidated balance sheets as of December 31, 2005, and consolidated statements of income and statements of cash flows for the three months and nine months ended December 31, 2004 and 2005, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2005, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
     These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2005. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
     The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of December 31, 2005 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2005 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.44.95. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
4. Stock based compensation
     Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”) uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended December 31,
	2004	2005
Dividend yield	0.7%	0.7%
Expected life	42-78 months	12-78 months
Risk free interest rates	4.5 - 6.8%	4.5 - 7.1%
Volatility	41.6 - 50.7%	23.4 - 50.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
4. Stock based compensation (continued)
Dividend yield assumptions have not been considered in determining the fair value in respect of options issued by the Company’s subsidiaries, as these companies are not listed and have not declared dividends.
     At December 31, 2005, the Company had three stock-based employee compensation plans, which are described more fully in Note 12, including two stock based employee compensation plans in its subsidiary, Aurigene Discovery Technologies Ltd. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.
5. Acquisition of Trigenesis Therapeutics, Inc.
     On April 27, 2004, the Company acquired the entire share capital of Trigenesis Therapeutics, Inc. (“Trigenesis”) for a total consideration of Rs.496,715 (U.S.$11,000).
     Trigenesis is a U.S. based research company specializing in the dermatology field. As a result of the acquisition, DRL has acquired certain technology platforms and marketing rights. The acquisition has been accounted for as a purchase of intangible assets as Trigenesis did not meet the definition of a business as described in EITF Issue No. 98-3, and accordingly the transaction did not meet the definition of a business combination.
     The total purchase consideration has been allocated to the acquired assets as of March 31, 2005 based on a valuation carried out by an independent valuer.

Core-technology rights and licenses	Rs.	132,753
Marketing rights	Rs.	86,619
In-Process technology	Rs.	277,343
     The Company has expensed the amount allocated towards in-process technology, being research and development projects having no future alternate uses as research and development expenses during the fiscal year ended March 31, 2005. The core-technology rights and licenses and marketing rights have been capitalized as intangible assets to be amortized over the period over which the intangible assets are expected to contribute directly or indirectly to future cash flows.
6. Formation of Perlecan Pharma Private Limited
     In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma is engaged in the clinical development and out-licensing of New Chemical Entity (“NCE”) assets. Under the agreement, Citigroup Venture and ICICI Venture each committed to contribute U.S.$22.5 million to Perlecan Pharma’s initial capital and the Company committed to contribute U.S.$7.5 million. In addition, as part of this arrangement, the Company will transfer all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma after satisfaction of certain conditions precedent in the agreement.
     As a result, the Company will initially own approximately 14.29% of the equity of Perlecan Pharma. In addition, Perlecan Pharma will issue to the Company warrants to purchase 95 million equity shares of Perlecan Pharma, at Rs.1.00 per warrant, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 76.9% of the equity shares of Perlecan Pharma. As discussed in “Recent Developments” below, the terms of this agreement have been subsequently amended.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
7. Acquisition of Industrias Quimicas Falcon De Mexico S.A.De.C.V. (“Falcon”)
     On December 30, 2005 the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico (“Falcon”), a Roche group company for a total purchase consideration of Rs.2, 773,126 (U.S.$ 61,233) .
     The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids. Its product portfolio is comprised of 18 products, including mature active pharmaceutical ingredients (i.e, those which support off patent brands) and a range of intermediates and steroids. The Company acquired Falcon with an intent to add unique steroid manufacturing capabilities to its product portfolio and to enable it to offer a full range of services in its custom pharmaceutical services business. .
     The Company is in the process of identification of the various tangible and intangible assets acquired from Falcon and is in the process of obtaining fair values from independent appraiser for the measurement of fair values for these assets and related liabilities. This process is expected to be completed within the next three months. Pending such identification and measurement of fair value for the assets and liabilities acquired, no preliminary allocation of the purchase consideration has been done.
Pro forma information: The table reflects unaudited pro forma consolidated results of operations as if the above acquisition had been made at the beginning of the periods presented below.

	Three months				Nine months
	ended December 31,				ended December 31,
	2004		2005		2004		2005
Revenues	Rs.	5,688,165	Rs.	6,957,543	Rs.	17,534,094	Rs.	19,167,786
Net income		123,854		733,274		927,675		2,051,670
Earnings per equity share:
Basic		1.62		9.58		12.12		26.81
Diluted		1.62		9.56		12.12		26.76
Weighted average number of equity shares used in computing earnings per equity share:
Basic		76,518,949		76,538,949		76,518,949		76,536,913
Diluted		76,535,703		76,716,813		76,539,972		76,663,317
8. Deferred revenue
     The Company had, pursuant to an agreement entered into with Novartis Pharma AG (“Novartis”), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the year ended March 31, 2002, the Company received Rs.235,550 (U.S.$5,000) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with the Company’s accounting policy proportionately upon the receipt of stated milestone payments. The agreement with Novartis for the further development of the compound expired on May 30, 2004 and Novartis has decided to discontinue further development and, accordingly, the Company recognized the entire amount of deferred revenue of Rs.235,550 (U.S.$5,000) as license fees during the fiscal year ended March 31, 2005.
     The Company has entered into certain dossier sales, licensing and supply arrangements in Europe and Japan. These arrangements include certain performance obligations and based on an evaluation that these obligations are not inconsequential or perfunctory, the Company has deferred the upfront payments received towards these arrangements. These amounts will be recognized in the income statement in the period in which the Company completes all its performance obligations.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
8. Deferred revenue (continued)
     Upon completion of all of its performance obligations for some of the contracts, the Company recognized income of Rs.4,050 and Rs.47,339 in the income statement for the three months ended and nine months ended December 31, 2005. The balance, aggregating to Rs.78,112, represents the deferred revenue relating to these arrangements which is included in other current liabilities.
9. Goodwill and intangible assets
     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.
     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.
     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but tests goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate of Rs.181,943) and net other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.
     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
9. Goodwill and intangible assets (continued)
          The following table presents the changes in goodwill during the year ended March 31, 2005 and nine months ended December 31, 2005:

	Year ended		Nine months ended
	March 31, 2005		December 31, 2005
Balance at the beginning of the period	Rs.	1,704,492	Rs.	1,743,442
Acquired during the period		38,950		109,882

Balance at the end of the period	Rs.	1,743,442	Rs.	1,853,324

          During the nine months ended December 31, 2005, the Company released the balance of the escrow amount relating to the contingent consideration payable for its acquisition of Dr. Reddy’s Laboratories (EU) Limited (formerly BMS Laboratories Limited) and its consolidated subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited (formerly Meridian Healthcare Limited), amounting to Rs.81,133, as the contingency related to certain legal and tax matters was resolved.
          In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder for a cash consideration of Rs.1,072, which was accounted for by the purchase method. The terms of the purchase also provide for contingent consideration not exceeding U.S.$14,000 over the next ten years based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the nine month period ended December 31, 2005, as certain specified targets have been met, DRLI has paid/accrued Rs.28,749 (U.S.$648) which has been recorded as goodwill.
          The following table presents acquired and amortized intangible assets as of March 31, 2005 and December 31, 2005:

	As of March 31, 2005				As of December 31, 2005
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization
Trademarks	Rs.	2,570,242	Rs.	1,833,303	Rs.	2,568,732	Rs.	2,054,937
Core-technology rights		132,753		—		132,753		—
Non-compete arrangements		111,289		98,602		109,504		101,986
Marketing know-how		80,000		80,000		80,000		80,000
Marketing rights		94,852		3,659		94,382		7,763
Customer related intangibles		125,156		73,908		118,015		88,071
Others		8,027		5,965		7,569		7,051

	Rs.	3,122,319	Rs.	2,095,437	Rs.	3,110,955	Rs.	2,339,808

     The aggregate amortization expense for the three months and nine months ended December 31, 2004 and 2005 was Rs.87,505, Rs.85,944, Rs.263,486 and Rs.257,966 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
9. Goodwill and intangible assets (continued)
          Estimated amortization expense for the next five years with respect to such assets is as follows:

For the three months ending March 31, 2006	Rs.	67,897

For the year ending March 31,
2007		262,256
2008		192,793
2009		70,565
2010		18,907
Thereafter		158,729

Total	Rs.	771,147

          The intangible assets (net of amortization) as of December 31, 2005 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and
	Formulations		Intermediates		Generics		Drug Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	416,088	Rs.	90,437	Rs.	1,853,324
Trademarks		460,696		—		53,099		—		513,795
Core-technology rights				—		—		132,753		132,753
Non-compete arrangements		—		—		7,518		—		7,518
Customer related intangibles		—		—		29,944		—		29,944
Marketing rights		—		—		86,619		—		86,619
Others		—		—		518		—		518

	Rs.	810,470	Rs.	997,025	Rs.	726,539	Rs.	90,437	Rs.	2,624,471

          The intangible assets (net of amortization) as of March 31, 2005 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and				Drug
	Formulations		Intermediates		Generics		Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	306,206	Rs.	90,437	Rs.	1,743,442
Trademarks		647,369		—		89,570		—		736,939
Core-technology rights		—		—		132,753		—		132,753
Non-compete arrangements		—		—		12,687		—		12,687
Customer related intangibles		—		—		51,248		—		51,248
Marketing rights		—		—		91,193		—		91,193
Others		—		—		2,062		—		2,062

	Rs.	997,143	Rs.	997,025	Rs.	685,719	Rs.	90,437	Rs.	2,770,324

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
10. Property, plant and equipment, net
          Property, plant and equipment consist of the following:

	As of March 31,		As of December 31,
	2005		2005
Land	Rs.	519,902	Rs.	529,746
Buildings		2,064,956		2,066,665
Plant and machinery		6,947,490		6,924,254
Furniture, fixtures and equipment		734,721		698,281
Vehicles		238,556		281,344
Computer equipment		429,266		419,434
Capital work-in-progress		567,974		799,580

		11,502,865		11,719,304
Accumulated depreciation		(4,444,557)		(4,697,813)

	Rs.	7,058,308	Rs.	7,021,491

          Depreciation expense for the three months and nine months ended December 31, 2004 and 2005 was Rs.253,342, Rs.286,221, Rs.698,470, and Rs.839,482 respectively.
          On October 29, 2005 the Company entered into an agreement to sell one of its formulations manufacturing facilities located in Goa, India to a subsidiary of a U.S. based pharmaceutical company. The sale was subject to the fulfillment of certain closing conditions. During the three months ended December 31, 2005 the Company fulfilled all the closing conditions and the sale was completed. The profit on sale of this facility amounting to Rs.388.14 million has been included in “Other (expense)/income, net” in the three months and nine months ended December 31, 2005.
11. Inventories
          Inventories consist of the following:

	As of March 31,		As of December 31,
	2005		2005
Raw materials	Rs.	1,008,729	Rs.	1,453,507
Stores and spares		316,915		331,303
Work-in-process		1,068,115		1,266,944
Finished goods		1,105,847		1,331,125

	Rs.	3,499,606	Rs.	4,382,879

          During the nine months ended December 31, 2004 and 2005, the Company recorded an inventory write-down of Rs.59,518 and Rs.72,810 respectively, resulting from a decline in the market value of certain finished goods and a write down of certain raw materials, which amounts are included in cost of goods sold.
12. Employee stock incentive plans
          Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
          The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors of the Company and its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees and directors of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
12. Employee stock incentive plans (continued)
          The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
          Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
          Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
          The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to re-allocate the stock options to be granted pursuant to Category A and Category B as follows:
          Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
          Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
          The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
          Stock option activity under the DRL 2002 Plan is as follows:

	Three months ended December 31, 2004
						Weighted-
				Weighted-		average remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	1,319,753	Rs.	5—1,396	Rs.	887.89	69
Granted during the period	22,900		747		747	89
Expired during the period	(88,972)		883—1,063.02		912.82	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	1,253,681		5—1,396		883.55

Exercisable at the end of the period	466,368	Rs.	883—1,149	Rs.	968.25	42

	Nine months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	911,038	Rs.	883—1,396	Rs.	968.95	66
Granted during the period	516,500		5-885		742.11	84
Expired during the period	(173,857)		883—1,063.02		910.90	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	1,253,681		5—1,396		883.55	66

Exercisable at the end of the period	466,368	Rs.	883—1,149	Rs.	968.25	42

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
12. Employee stock incentive plans (continued)
          The weighted average grant date fair values for options granted during the three months and nine months ended December 31, 2004 were Rs.318.89 and Rs.436.15 respectively. During the period 80,000 options were granted at an exercise price of Rs.5. The weighted average grant date fair values for 80,000 options granted at Rs.5 was Rs.716.63.
Category A — Fair Market Value Options

Three months ended December 31, 2005
Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	202,250		725—1,149		908.88	54
Granted during the period	—		—		—	—
Expired / forfeited during the period	—		—		—	—
Surrendered by employees during the period	—		—		—	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	202,250		725—1,149		908.88	51

Exercisable at the end of the period	120,382	Rs.	747—1,149	Rs.	949.62	32

Category B — Par Value Options

	Three months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual
	of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	464,628	Rs.	5	Rs.	5	83
Granted during the period	—		—		—	—
Forfeited during the period	(10,660)		5		5	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	453,968	Rs.	5	Rs.	5	80

Exercisable at the end of the period	—		—		—	—

Category A — Fair Market Value Options

	Nine months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	298,950	Rs.	747—1149	Rs.	977.31	50
Granted during the period	32,500		725		725	90
Expired / forfeited during the period	(39,200)		725—1,147		990	—
Surrendered by employees during the period	(90,000)		977.30-1,063.02		1,034	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	202,250		725—1,149		908.88	51

Exercisable at the end of the period	120,382	Rs.	747—1,149	Rs.	949.62	32

Category B — Par Value Options

	Nine months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual
	of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	379,549	Rs.	5	Rs.	5	84
Granted during the period	216,860		5		5	90
Forfeited during the period	(122,441)		5		5	—
Exercised during the period	(20,000)		5		5	—

Outstanding at the end of the period	453,968	Rs.	5	Rs.	5	80

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
12. Employee stock incentive plans (continued)
          No options were granted during the three months ended December 31, 2005 under the DRL 2002 Plan. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during nine months ended December 31, 2005 was Rs.776.50. The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the nine months ended December 31, 2005 was Rs.293.42.
          Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (“Aurigene ESOP Plan”):
          In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by Aurigene’s Compensation Committee. The options vest at the end of three years from the date of grant of the option.
          Stock option activity under the Aurigene ESOP Plan was as follows:

	Three months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	227,306	Rs.	10	Rs.	10	65
Granted during the period	—		—		—	—
Expired during the period	(17,153)		10		10	—

Outstanding at the end of the period	210,153	Rs.	10	Rs.	10	62

Exercisable at the end of the period	—		—		—	—

	Nine months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	169,188	Rs.	10	Rs.	10	65
Granted during the period	342,381		10		10	70
Expired during the period	(301,416)		10		10	—

Outstanding at the end of the period	210,153	Rs.	10	Rs.	10	62

Exercisable at the end of the period	—		—		—	—
          The weighted average grant date fair values for options granted during the three months and nine months ended December 31, 2004 was Rs.4.29.

	Three months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	110,502	Rs.	10	Rs.	10	53
Granted during the period	—		—		—	—
Forfeited during the period	(20,631)		10		10	—

Outstanding at the end of the period	89,871	Rs.	10	Rs.	10	50

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
12. Employee stock incentive plans (continued)

	Nine months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	197,178	Rs.	10	Rs.	10	59
Granted during the period	—		—		—	—
Forfeited during the period	(107,307)		10		10	—

Outstanding at the end of the period	89,871	Rs.	10	Rs.	10	50

Exercisable at the end of the period	—		—		—	—
No options were granted during the three months and nine months ended December 31, 2005 under the Aurigene ESOP Plan.
          Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (“Management Plan”):
          In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene’s compensation committee. The options vest on the date of grant of the options.
          Stock option activity under the Management Plan was as follows:

	Three months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	1,000,000	Rs.	10	Rs.	10	75
Granted during the period	—		—		—	—
Expired during the period	(900,000)		10		10	—

Outstanding at the end of the period	100,000	Rs.	10	Rs.	10	72

Exercisable at the end of the period	100,000	Rs.	10	Rs.	10	72

	Nine months ended December 31, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	616,666	Rs.	10	Rs.	10	77
Granted during the period	616,667		10		10	67
Expired during the period	(1,133,333)		10		10	—

Outstanding at the end of the period	100,000	Rs.	10	Rs.	10	72

Exercisable at the end of the period	100,000	Rs.	10	Rs.	10	72
          The weighted average grant date fair values for options granted during the nine months ended December 31, 2004 was Rs.3.76.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
12. Employee stock incentive plans (continued)

Nine months ended December 31, 2005
Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	100,000	Rs.	10	Rs.	10	65
Granted during the period	—		—		—	—

Forfeited during the period	100,000		10		10	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—
          No options were granted during the three months and nine months ended December 31, 2005 under the Management Plan.
          As of December 31, 2005, there were no outstanding stock options under the Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
13. Employer Benefit Plans
          Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.
          The components of net periodic benefit cost for the three months and nine months ended December 31, 2004 and 2005 is as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005
Service cost	Rs.	5,095	Rs.	6,731	Rs.	15,285	Rs.	20,193
Interest cost		2,554		3,814		7,662		11,442
Expected return on plan assets		(2,617)		(2,303)		(7,851)		(6,909)
Amortization of transition Obligation / (Assets)		193		156		579		468
Recognized net actuarial (Gain) / Loss		72		1,804		216		5,412

Net amount recognized	Rs.	5,297	Rs.	10,202	Rs.	15,891	Rs.	30,606

14. Commitments and Contingencies
          Capital Commitments: As of March 31, 2005 and December 31, 2005, the Company had committed to spend approximately Rs.192,161 and Rs.513,342 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
          Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.
          On December 14, 2001, in order to enable the Company’s affiliate Pathnet India Private Limited (“Pathnet”) to secure a credit facility of Rs.250 million from ICICI Bank Ltd. (“ICICI Bank”), the Company issued a corporate guarantee amounting to Rs.122.5 million in favor of ICICI Bank. Pathnet was an equity investee accounted for by the equity method. During the nine months ended December 31, 2005, the Company sold its stake in Pathnet and settled the guarantee by paying ICICI Bank Rs.21.0 million, a portion of the loan amount then outstanding. The Company’s payment was determined based on the Company’s share of the outstanding guarantees of Pathnet’s credit facility.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Commitments and Contingencies (continued)
          Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”) secured a credit facility of Rs.32 million from Citibank ,N.A. To enhance the credit standing of KRRP, the Company issued during the nine months ended December 31, 2005, a corporate guarantee amounting to Rs.45,000 in favor of Citibank. The guarantee is required to be renewed every year and the liability of the Company may arise in the case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of December 31, 2005, it is not probable that the Company will be required to make payments under the guarantee. Accordingly, no liability has been accrued for a loss related to the Company’s obligation under this guarantee arrangement.
          Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently the Company appealed to the Supreme court of India, New Delhi (the “Supreme Court”), by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
          During the nine months ended December 31, 2005, the Company received a notice from the government of India demanding the recovery of the price we charged for norfloxacin in excess of the maximum selling price fixed by the government of India, amounting to Rs.284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the government of India, which amounts to Rs.77,149. The Company deposited this amount with the government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided an amount of Rs.183.6 million representing the potential liability in respect of the principal amount demanded.
          In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
          During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company.
          During the year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Commitments and Contingencies (continued)
          Further, during the nine months ended December 31, 2005, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Commitments and Contingencies (continued)
          The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.
          In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
          Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.
15. Segment reporting and related information
a) Segment information
          The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations –Revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and revenues by key products;

•	Generics – Gross profit, and revenues by key products;

•	Critical care and biotechnology – Gross Profit; and

•	Drug discovery – Revenues and expenses.
          The CODM of the Company does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
          Formulations
          Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
15. Segment reporting and related information (continued)

	Three months				Nine months
	ended December 31,				ended December 31,
	2004		2005		2004		2005
Gastrointestinal	Rs.	401,187	Rs.	515,235	Rs.	1,345,590	Rs.	1,693,184
Pain control		390,868		475,078		1,239,317		1,455,076
Cardiovascular		363,174		374,389		1,169,520		1,291,001
Anti-infectives		270,327		275,155		823,410		888,616
Dermatology		87,399		125,402		297,884		360,033
Others		403,651		618,180		1,203,919		2,024,735

Revenues from external customers		1,916,606		2,383,439		6,079,640		7,712,645
Intersegment revenues[1]		3,686		14,259		11,207		30,234
Adjustments[2]		93,189		293,730		219,485		102,985

Total revenues	Rs.	2,013,481	Rs.	2,691,428	Rs.	6,310,332	Rs.	7,845,864

Cost of revenues		534,713		751,714		1,814,197		2,324,647
Intersegment cost of revenues[3]		52,126		44,015		199,577		199,123
Adjustments[2]		21,080		45,340		(19,014)		(93,824)

	Rs.	607,919	Rs.	841,069	Rs.	1,994,760	Rs.	2,429,946

Gross profit	Rs.	1,333,453	Rs.	1,601,969	Rs.	4,077,073	Rs.	5,219,109
Adjustments[2]		72,109		248,390		238,499		196,809

	Rs.	1,405,562	Rs.	1,850,359	Rs.	4,315,572	Rs.	5,415,918

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.
          Active pharmaceutical ingredients and intermediates
          Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
15. Segment reporting and related information (continued)
     An analysis of gross profit for the active pharmaceutical ingredients and intermediates (“API”) Segment is given below:

	Three months				Nine months
	ended December 31,				ended December 31,
	2004		2005		2004		2005
Revenues from external customers	Rs.	1,220,634	Rs.	2,000,525	Rs.	4,454,762	Rs.	5,772,289
Intersegment revenues[1]		168,527		200,463		562,487		662,033
Adjustments[2]		34,353		(93,047)		168,018		(286,964)

Total revenues	Rs.	1,423,514	Rs.	2,107,941	Rs.	5,185,267	Rs.	6,147,358

Cost of revenues	Rs.	997,294	Rs.	1,455,588	Rs.	3,358,325	Rs.	4,137,815
Intersegment cost of revenues[3]		3,686		14,259		11,205		30,234
Adjustments[2]		113,270		57,288		369,171		155,770

	Rs.	1,114,250	Rs.	1,527,135	Rs.	3,738,701	Rs.	4,323,819

Gross profit	Rs.	388,181	Rs.	731,141	Rs.	1,647,719	Rs.	2,266,273
Adjustments[2]		(78,917)		(150,335)		(201,153)		(442,734)

	Rs.	309,264	Rs.	580,806	Rs.	1,446,566	Rs.	1,823,539

(1)	Intersegment revenues is comprised of transfers to the formulations, generics and custom pharmaceutical synthesis and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from formulations to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.
          An analysis of revenue by geography is given below:

	Three months				Nine months ended
	ended December 31,				December 31,
	2004		2005		2004		2005
North America	Rs.	404,791	Rs.	378,659	Rs.	1,447,998	Rs.	1,204,159
India		422,126		619,384		1,601,740		1,808,586
Europe		215,548		383,591		786,062		1,083,479
Others		402,165		744,610		1,360,008		2,109,780

	Rs.	1,444,630	Rs.	2,126,244	Rs.	5,195,808	Rs.	6,206,004
Adjustments[1]		(21,116)		(18,303)		(10,541)		(58,646)

	Rs.	1,423,514	Rs.	2,107,941	Rs.	5,185,267	Rs.	6,147,358

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
15. Segment reporting and related information (continued)
          An analysis of revenues by key products for the three months and nine months ended December 31, 2004 and 2005 is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005
Ciprofloxacin hydrochloride	Rs.	89,812	Rs.	212,025	Rs.	470,307	Rs.	581,988
Sertraline Hydrochloride		23,461		155,237		75,820		395,262
Ramipril		136,983		148,227		551,536		464,905
Naproxen sodium		147,186		135,185		395,887		250,215
Ranitidine hydrochloride form 2		72,465		111,810		211,961		269,709
Montelukast		14,429		107,813		32,835		202,109
Ibuprofen		87,713		101,595		323,979		341,966
Naproxen		29,199		91,677		154,733		249,303
Terbinafine hydrochloride		41,989		60,880		108,019		413,806
Losartan potassium		29,135		60,805		142,189		146,359
Nizatidine		40,152		54,390		168,523		114,806
Dextromethorphan HBr		36,963		52,273		113,903		97,777
Sparfloxacin		30,205		47,386		93,358		116,770
Pantoprazole		12,501		43,699		26,444		92,352
Omeprazole Pellets		27,992		42,450		73,785		89,814
Others		603,329		682,489		2,241,986		2,320,217

	Rs.	1,423,514	Rs.	2,107,941	Rs.	5,185,267	Rs.	6,147,358

  Generics
          Generics are generic finished dosages with therapeutic equivalence to branded formulations. An analysis of gross profit for the generics segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005
Revenues	Rs.	965,852	Rs.	830,851	Rs.	2,821,558	Rs.	2,481,908
Less:
Cost of revenues		340,805		339,006		898,547		1,004,249
Intersegment cost of revenues[1]		102,299		123,980		320,200		364,950

		443,104		462,986		1,218,747		1,369,199

Gross profit	Rs.	522,748	Rs.	367,865	Rs.	1,602,811	Rs.	1,112,709

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
15. Segment reporting and related information (continued)
          An analysis of revenues by key products for the three months and nine months ended December 31, 2004 and 2005 is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005
Omeprazole	Rs.	95,224	Rs.	149,152	Rs.	293,236	Rs.	633,611
Amlodipine maleate		35,028		79,339		139,846		325,617
Fluoxetine		227,544		99,644		773,934		268,700
Ibuprofen		60,744		70,176		172,653		185,372
Ranitidine		52,332		64,709		224,593		165,320
Glimepiride		—		66,062		—		66,062
Others		494,980		301,769		1,217,296		837,226

	Rs.	965,852	Rs.	830,851	Rs.	2,821,558	Rs.	2,481,908

          Critical care and biotechnology
          Oncology pharmaceuticals and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the critical care and biotechnology segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005
Revenues	Rs.	136,180	Rs.	170,749	Rs.	393,734	Rs.	527,214
Cost of revenues		66,657		51,839		166,281		165,037

Gross profit	Rs.	69,523	Rs.	118,910	Rs.	227,453	Rs.	362,177

          Drug discovery
          The Company is involved in drug discovery through research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005
Revenues	Rs.	52,832		—	Rs.	288,382		—

Research and development expenses	Rs.	200,728	Rs.	197,668	Rs.	703,617	Rs.	62,217

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
15. Segment reporting and related information (continued)
a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	December 31, 2004				December 31, 2005
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	2,013,481	Rs.	1,405,562	Rs.	2,691,428	Rs.	1,850,359
Active pharmaceutical ingredients and intermediates		1,423,514		309,264		2,107,941		580,806
Generics		965,852		522,748		830,851		367,865
Critical care and biotechnology		136,180		69,523		170,749		118,910
Drug discovery		52,832		52,832		—		—
Others		132,823		119,568		125,381		97,938

	Rs.	4,724,682	Rs.	2,479,497	Rs.	5,926,350	Rs.	3,015,878

	Nine months ended				Nine months ended
	December 31, 2004				December 31, 2005
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	6,310,332	Rs.	4,315,572	Rs.	7,845,864	Rs.	5,415,918
Active pharmaceutical ingredients and intermediates		5,185,267		1,446,566		6,147,358		1,823,539
Generics		2,821,558		1,602,811		2,481,908		1,112,709
Critical care and biotechnology		393,734		227,453		527,214		362,177
Drug discovery		288,382		288,382		—		—
Others		261,577		212,285		333,041		240,259

	Rs.	15,260,850	Rs.	8,093,069	Rs.	17,335,385	Rs.	8,954,602

b) Analysis of revenue by geography
          The Company’s business is organized into five key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

	Three months ended				Nine months ended
	December 31,				December 31,
	2004		2005		2004		2005
India	Rs.	1,490,790	Rs.	2,053,887	Rs.	5,384,236	Rs.	6,354,227
North America		1,180,330		939,211		3,551,986		2,497,766
Europe		621,629		836,646		2,112,661		2,742,754
Russia and other countries of the former Soviet Union		837,688		1,102,930		2,276,737		2,997,581
Others		594,245		993,676		1,935,230		2,743,057

	Rs.	4,724,682	Rs.	5,926,350	Rs.	15,260,850	Rs.	17,335,385

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
15. Segment reporting and related information (continued)
c) Analysis of property, plant and equipment by geography
          Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of December 31,
	2005		2005
India	Rs.	6,723,966	Rs.	6,733,587
North America		157,549		141,008
Russia and other countries of the former Soviet Union		34,681		31,423
Europe		122,449		101,071
Others		19,663		14,402

	Rs.	7,058,308	Rs.	7,021,491

d) Major customers
          Pursuant to the terms of agreements with Par Pharmaceuticals, Inc. (“PAR”), the Company supplies certain active pharmaceutical ingredients for manufacturing into finished dosages by PAR and also generic formulations to PAR for further sale to customers in the United States. Under these agreements, the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amounts upon further sales made by it to the end customer. Receivables from PAR under these agreements as of March 31, 2005 and December 31, 2005 were Rs.210,463 and Rs.85,074 respectively, representing 5.9% and 1.9% respectively of the Company’s total receivables. During the three months and nine months ended December 31, 2004 and 2005, revenues under these agreements aggregated Rs.344,256, Rs.127,699, Rs.1,414,194 and Rs.445,528 respectively, which represents 7.3%, 2.2%, 9.3% and 2.6% respectively, of the total revenues of the Company.

OPERATING AND FINANCIAL REVIEW
Quarter ended December 31, 2005 compared to Quarter ended December 31, 2004
          The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.
          This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Revenues
          Total revenues increased by 26.0% to Rs.5,926.3 million in the quarter ended December 31, 2005, as compared to Rs.4,704.6 million in the quarter ended December 31, 2004, primarily due to an increase in revenues in our active pharmaceutical ingredients and intermediates and formulations segment partially offset by decrease in our North America generics business. In the quarter ended December 31, 2005, we received 15.8% of our revenues from the North America (United States and Canada), 34.7% from India, 18.6% from Russia and other former Soviet Union countries, 14.1% from Europe and 16.8% from other countries.
          Revenues from sales in India increased by 37.8% to Rs.2,053.9 million in the quarter ended December 31, 2005, as compared to Rs.1,490.8 million in the quarter ended December 31, 2004. This increase was primarily due to an increase in revenues in our formulations segment as well as our active pharmaceutical ingredients and intermediates segment. Revenues from sales in Russia and other former Soviet Union countries increased by 31.7% to Rs.1,102.9 million in the quarter ended December 31, 2005, as compared to Rs.837.7 million in the quarter ended December 31, 2004. This increase was primarily due to an increase in sales of our key brands such as Nise, Ketorol and Omez. Revenues from sales in Europe increased by 34.6% to Rs.836.6 million in the quarter ended December 31, 2005, as compared to Rs.613.2 million in the quarter ended December 31, 2004. This increase was primarily due to an increase in sales in our generics segment as well as an increase in sales in our active pharmaceutical ingredients and intermediates segment. Revenues from sales in North America decreased by 19.1% to Rs.915.0 million in the quarter ended December 31, 2005, as compared to Rs.1,160.3 million in the quarter ended December 31, 2004. This was due to a decrease in revenues in our generics segment as well as in our active pharmaceutical ingredients and intermediates segment.
          Formulations. In the quarter ended December 31, 2005, we received 45.4% of our total revenues from our formulations segment, as compared to 42.8% in the quarter ended December 31, 2004. Revenues in this segment increased by 33.7% to Rs.2,691.4 million in the quarter ended December 31, 2005, as compared to Rs.2,013.5 million in the quarter ended December 31, 2004.
          Revenues from sales in India constituted 49.5% of our total formulations sales in the quarter ended December 31, 2005, as compared to 49.3% in the quarter ended December 31, 2004. Revenues from sales in India increased by 34.1% to Rs.1,331.7 million in the quarter ended December 31, 2005, as compared to Rs.993.1 million in the quarter ended December 31, 2004. This increase in on account of increase in sales of our key brands compared to the quarter ended December 31,2004. The increase in sales was on account of an increase in sales of Nise, our brand of nimesulide, Omez, our brand of omeprazole, Stamlo Beta, our brand of amlodipine and Razo, our brand of rabeprazole. New products launched in the quarter ended December 31, 2005 contributed Rs.28.2 million in revenues.

          Revenues from sales of formulations outside India increased by 33.3% to Rs.1,359.8 million in the quarter ended December 31, 2005, as compared to Rs.1,020.4 million in the quarter ended December 31, 2004. Revenues from sales of formulations in Russia increased by 35.0% to Rs.803.2 million in the quarter ended December 31, 2005, as compared to Rs.594.8 million in the quarter ended December 31, 2004. This increase was on account of an increase in sales of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac, and Omez, our brand of omeprazole. Revenues from other former Soviet Union countries increased by 23.2% to Rs.270.7 million for the quarter ended December 31, 2005 as compared to Rs.219.8 million for the quarter ended December 31, 2004, primarily driven by an increase in revenues in Ukraine and Kazakhstan.
          Active Pharmaceutical Ingredients and Intermediates. In the quarter ended December 31, 2005, we received 35.7% of our total revenues from this segment, as compared to 30.2% in the quarter ended December 31, 2004. Revenues in this segment increased by 48.1% to Rs.2,107.9 million in the quarter ended December 31, 2005, as compared to Rs.1,423.5 million in the quarter ended December 31, 2004.
          During the quarter ended December 31, 2005, revenues from sales in India accounted for 28.5% of our revenues from this segment, as compared to 28.2% in the quarter ended December 31, 2004. Sales in India increased by 49.9% to Rs.601.1 million in the quarter ended December 31, 2005, as compared to Rs.401.0 million in the quarter ended December 31, 2004. This increase was primarily due to an increase in sales of certain key products such as ciprofloxacin hydrochloride, losartan potassium and sparfloxacin.
          Revenues from sales outside India increased by 47.4% to Rs.1,506.9 million in the quarter ended December 31, 2005, as compared to Rs.1,022.5 million in the quarter ended December 31, 2004. Revenues from sales in other markets increased by 85.2% to Rs.744.6 million in the quarter ended December 31, 2005, as compared to Rs.402.2 million in the quarter ended December 31, 2004 primarily due to an increase in revenues from sales in key markets. Revenues from sales in Europe increased by 78.0% to Rs.383.6 million in the quarter ended December 31, 2005, as compared to Rs.215.5 million in the quarter ended December 31, 2004. The increase in revenues was mainly on account of higher revenues from sales of montelukast, terbinafine and omeprazole pellets, which were partially offset by a decrease in revenues from sales of ramipril. Revenues from sales in the United States and Canada decreased by 6.5% to Rs.378.7 million in the quarter ended December 31, 2005, as compared to Rs.404.8 million in the quarter ended December 31, 2004. The decrease was mainly on account of a decrease in revenues from ranitidine hydrochloride form 1 and naproxen sodium, which was partially offset by an increase in revenues from sales of sertraline hydrochloride and naproxen.
          Generics. In the quarter ended December 31, 2005, we received 14.1% of our total revenues from this segment, as compared to 20.5% in the quarter ended December 31, 2004. Revenues decreased by 14.0% to Rs.830.9 million in the quarter ended December 31, 2005, as compared to Rs.965.9 million in the quarter ended December 31, 2004. Revenues from sales in Europe increased by 9.8% to Rs.347.3 million in the quarter ended December 31, 2005, as compared to Rs.316.2 million in the quarter ended December 31, 2004 primarily due to volume growth in omeprazole and amlodipine maleate in the United Kingdom market. Revenues from sales in the North America (United States and Canada) decreased by 25.8% to Rs.480.2 million in the quarter ended December 31, 2005, as compared to Rs.647.6 million in the quarter ended December 31, 2004. The decrease was primarily due to a decrease in revenues from fluoxetine capsules by Rs.95.1 million, on account of continued higher competition, as well as a decrease in revenues from citalopram tablets by Rs.159.6 million, on account of increased competition subsequent to our initial product in the quarter ended December 31, 2004. This decline was partially offset by revenues from glimepiride, launched during the quarter ended December 31, 2005.
          Critical Care and Biotechnology. We received 2.9% of our total revenues from this segment in the quarter ended December 31, 2005 as compared to 2.9% in the quarter ended December 31, 2004. Revenues in this segment increased by 25.4% to Rs.170.7 million in the quarter ended December 31, 2005, as compared to Rs.136.2 million in the quarter ended December 31, 2004.
          Revenues in this segment increased primarily due to an increase in revenues from our critical care division by Rs.19.8 million and an increase in revenues from our biotechnology division by Rs.14.7 million. The increase in revenues from our critical care division was on account of higher revenues from sales in India, which increased by Rs.11.7 million, as well as sales from outside India, which increased by Rs.8.1 million. The increase in revenues in our biotechnology division was driven by sales volume growth of Grafeel, our brand of filgrastim.

          Others: In the quarter ended December 31, 2005, the revenues from our custom pharmaceutical services segment increased to Rs.125.4 million compared to Rs.112.8 million for the quarter ended December 31, 2004. This increase was primarily on account of changes in our product portfolio (i.e., an increase in the proportion of sales of lower margin products). During the quarter ended 31 December 2004 we recognized deferred revenue in an amount of Rs.52.3 million towards DRF 2593 pursuant to the discontinuation of the agreement with Novo Nordisk.
Cost of revenues
          Total cost of revenues increased by Rs.665.8 million to Rs.2,911.0 million for the quarter ended December 31, 2005, as compared to Rs.2,245.2 million for the quarter ended December 31, 2004. Cost of revenues as a percentage of total revenues was 49.3% for the quarter ended December 31, 2005, as compared to 47.7% for the quarter ended December 31, 2004.
          Formulations. Cost of revenues in this segment was 31.2% of formulations revenues for the quarter ended December 31, 2005, as compared to 30.2% of formulations revenues for the quarter ended December 31, 2004. Cost of revenues increased by 38.4% to Rs.841.1 million in the quarter ended December 31, 2005, as compared to Rs.607.9 million in the quarter ended December 31, 2004. The marginal increase in cost of revenues as a percentage of revenues was primarily due to decrease in the availability of customs duty credits.
          Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment decreased to 72.4% of this segment’s revenues in the quarter ended December 31, 2005, as compared to 78.3% of the segment’s revenues in the quarter ended December 31, 2004. Cost of revenues increased by 37.1% to Rs.1,527.1 million in the quarter ended December 31, 2005, as compared to Rs.1,114.3 million in the quarter ended December 31, 2004. The decrease in cost of revenues as a percentage of sales was primarily on account of sales growth of 48.1% together with changes in our overall product portfolio (i.e., an increase in the proportion of sales of lower margin products) compared to the quarter ended December 31, 2004.
          Generics. Cost of revenues was 55.7% of this segment’s revenues in the quarter ended December 31, 2005, as compared to 45.9% in the quarter ended December 31, 2004. Cost of revenues increased by 4.5% to Rs.463.0 million in the quarter ended December 31, 2005, as compared to Rs.443.1 million in the quarter ended December 31, 2004. As a percentage of revenue, cost of revenue increased in this segment on account of a decrease in price realization of fluoxetine and citalopram due to increased competition. The decrease in revenues from sales in North America was partially offset by increase in price realization of omeprazole and amlodipine in Europe.
          Critical Care and Biotechnology. Cost of revenues in this segment decreased to 30.4% of this segment’s revenues in the quarter ended December 31, 2005, as compared to 48.9% in the quarter ended December 31, 2004. The decrease in cost of revenues as a percentage of revenues was on account of a decrease in our consumption of materials and a lower excise duty compared to the quarter ended December 31, 2004. This decrease in excise duty was on account of a higher proportion of sales from products exempt from excise duty during the quarter ended December 31, 2005.
Gross profit
          As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 22.6% to Rs.3,015.9 million for the quarter ended December 31, 2005 as compared to Rs.2,459.4 million for the quarter ended December 31, 2004. Gross margin was 50.9% in the quarter ended December 31, 2005, as compared to 52.3% in the quarter ended December 31, 2004.
          Gross margin for our formulations segment was at 68.8% in the quarter ended December 31, 2005, as compared to 69.8% in the quarter ended December 31, 2004. The gross margin for our active pharmaceutical ingredients segment increased to 27.6% in the quarter ended December 31, 2005, as compared to 21.7% in the quarter ended December 31, 2004. The gross margin for our generics segment decreased to 44.3% in the quarter ended December 31, 2005, as compared to 54.1% in the quarter ended December 31, 2004. The gross margin for our critical care and biotechnology segment increased to 69.9% in the quarter ended December 31, 2005, as compared to 51.1% in the quarter ended December 31, 2004.

Selling, general and administrative expenses
          Selling, general and administrative expenditures as a percentage of total revenues were 34.1% for the quarter ended December 31, 2005 as compared to 36.5% for the quarter ended December 31, 2004. Selling, general and administrative expenses increased by 17.9% to Rs.2,022.7 million in the quarter ended December 31, 2005, as compared to Rs.1,715.0 million in the quarter ended December 31, 2004. This increase was largely due to an increase in marketing and general expenses. Marketing expenses increased by 30.5% to Rs.769.0 million for the quarter ended December 31, 2005 from Rs.589.5 million for the quarter ended December 31, 2004. This increase in marketing expenses is primarily due to an increase in selling expenses in our formulations segment, as well as shipping costs in our generics segment on account of higher sales volumes. General expenses increased by 18.2% to Rs.591.4 million for the quarter ended December 31, 2005 from Rs.500.4 million for the quarter ended December 31, 2004 due to higher consultancy expenses in India.
Research and development expenses
          Research and development costs decreased by 26.8% to Rs.516.5 million for quarter ended December 31, 2005, as compared to Rs.705.4 million for quarter ended December 31, 2004. As a percentage of revenues, research and development expenditure accounted for 8.8% of total revenue in the quarter ended December 31, 2005 as compared to 15.0% in the quarter ended December 31, 2004. Under the terms of the research and development partnership agreement with I-VEN Pharma Capital Limited (“I-VEN”), we received U.S.$22.5 million in March 2005, of which U.S.$2.5 million was recorded as a reduction in the research and development expense line item in the quarter ended December 31, 2005. Excluding the impact of this reduction, expenses have decreased by Rs.76.8 million. This decrease was primarily on account of lower expenses incurred towards biostudies in generics, as well as a decrease in expenses in our discovery segment, partially offset by an increase in research and development activities in our other businesses.
Amortization expenses
          Amortization expenses decreased by 1.8% to Rs.85.9 million in the quarter ended December 31, 2005, as compared to Rs.87.5 million in the quarter ended December 31, 2004. The decrease was on account of a decrease in expenses in our generics businesses on account of certain brands being fully amortized.
Foreign exchange gain/loss
          Foreign exchange loss was Rs.29.0 million for the quarter ended December 31, 2005 as compared to a loss of Rs.48.3 million for the quarter ended December 31, 2004. This decrease in foreign exchange loss was on account of depreciation of USD/INR by Rs.1.03 during the quarter ended December 31, 2005, resulting in translation gains of Rs.34 million on our foreign currency receivables. The translation gains were partially offset, however, by translation loss on our foreign currency loans and, as a result, the net foreign exchange gain for the quarter ended December 31, 2005 is Rs. 5.9mn. During the quarter ended December 31, 2004, we incurred foreign exchange loss due to translation loss on receivables resulting from rupee appreciation of Rs.2.64.
Other operating expense/(income)
          Other operating income amounted to Rs.385.7 million for the quarter ended December 31, 2005 as compared to other operating income of zero for the quarter ended December 31, 2004. This includes profit on sale of finished dosages facility at Goa amounting to Rs.388.2 million for the quarter ended December 31, 2005.
Operating income
          As a result of the foregoing, our operating income increased to Rs.747.5 million in the quarter ended December 31, 2005, as compared to loss of Rs.96.9 million in the quarter ended December 31, 2004.
Other income, net
          For the quarter ended December 31, 2005 our other income, net of other expenses, was Rs.177.4 million, as compared to Rs.123.2 million for the quarter ended December 31, 2004. Net interest income increased by Rs.79.0 million. The increase in interest income was primarily due to a higher deposit base and an increase in average interest rate by 109 basis points.
Equity in loss of affiliates
          Equity in loss of affiliates was at Rs.9.2 million for the quarter ended December 31, 2005 compared to Rs.15.0 million for the quarter ended December 31, 2004. The decrease in loss pick up was on account of lower losses at Kunshan Rotam Reddy Pharmaceuticals Co. Limited, which was accounted under the equity investee method.
Income before income taxes and minority interest
          As a result of the foregoing, income before income taxes and minority interest increased to Rs.915.7 million in the quarter ended December 31, 2005, as compared to Rs.11.4 million in the quarter ended December 31, 2004.
Income tax benefit/expense
          We recorded an income tax expense of Rs.286.8 million for the quarter ended December 31, 2005, as compared to benefit of Rs.26.9 million for the quarter ended December 31, 2004. The income tax expense is on account of higher profit compared to the quarter ended December 31,2004.
Minority interest
          Minority interest was at Rs.0.5 million in the quarter ended December 31, 2005, as compared to Rs.1.8 million in the quarter ended December 31, 2004. Minority interest represents the share of losses/profits of our minority interest in Dr. Reddy’s South Africa.
Net income
          As a result of the above, our net income increased to Rs.628.4 million in the quarter ended December 31, 2005, as compared to Rs.40.1 million in the quarter ended December 31, 2004.
Critical Accounting Policies
     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and application of these are discussed in detail in Note 2 to the Consolidated Financial Statements as at and for the year ended March 31, 2005, included in our annual report in Form 20-F.
     Accounting Estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for sales returns;

•	allowances for doubtful accounts receivable; and

•	inventory write-downs.
     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.
     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.
     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.
     We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.
     Revenue Recognition
          Product sales: Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally the stockists or the formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.

          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of products.
          Revenue from product sales includes excise duties and is shown net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
          We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
          Sales Returns: Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.
          We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned. We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for our products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on historical experience regarding sales returns, but we also consider other factors that could impact sales returns to the extent relevant in our business. With respect to new products that we introduce, they are either extensions of an existing line of products or in a generally therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by our competitors or us. We have not yet introduced any products in any new therapeutic category where the acceptance of such products is not known. Therefore, we believe that the amount of sales returns for our newly launched products are not significantly different from current products marketed by our competitors or us. Consequently, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. Further, we evaluate the sales returns of all of our products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary. Other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust our accrual to reflect actual experience.
          License fees: We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations.

          Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
   Stock Based Compensation
     We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended December 31,
	2004	2005
Dividend yield	0.7%	0.7%
Expected life	42-78 months	12-78 months
Risk free interest rates	4.5 - 6.8%	4.5 - 7.1%
Volatility	41.6 - 50.7%	23.4 - 50.7%
     Prior to April 1, 2003, we accounted for our plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying equity shares on the date of grant. During the first quarter of fiscal 2004, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. We have selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995.
     Deferred Taxes
     Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.
     Functional Currency
     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.
     In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.
     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.
     Income Taxes
     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
     Litigation
     We are involved in various lawsuits, claims, investigations and proceedings, including U.S. Abbreviated New Drug Application (“ANDA”) filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business.
Liquidity and Capital Resources
We have primarily financed our operations through cash flows generated from operations and, to a lesser extent, through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
          Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
          The following table summarizes our statements of cash flows for the periods presented:

	Nine Months Ended December 31,
	2004		2005		2005
	(Rs. in thousands, U.S. $ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.	614,636	Rs.	1,562,284	U.S.$34,756
Investing activities		(207,635)		(3,152,376)	(70,130)
Financing activities		1,250,666		463,964	10,322
Effect of exchange rate changes on cash		156,037		(19,436)	(432)

Net increase / (decrease) in cash and cash equivalents	Rs.	1,813,704		( Rs.1,145,564)	U.S.$(25,485)

Cash Flow From Operating Activities
          Net cash provided by operating activities was Rs.1,562,284 and Rs.614,636 for the nine months ended December 31, 2005 and December 31, 2004, respectively. Net cash provided by operating activities consisted primarily of net income and changes in working capital.
          During the nine months ended December 31, 2005, our cash inflow increased due to higher net income at Rs.1,865,272 as compared to Rs.730,503 for the nine months ended December 31, 2004. During the nine months ended December 31, 2005, our accounts receivable increased by Rs.883,096 on account of lower collections, our inventories increased by Rs.887,411, and our other assets increased by Rs.867,434. These were partially offset by an increase by Rs.738,705 in our trade payables for the nine months ended December 31, 2005.
Cash Flow From Investment Activities
          Cash used by investment activities was Rs.3,152,376 for the nine months ended December 31, 2005, primarily due to cash paid for acquisition of a facility in Mexico amounting to Rs.2,564,043, expenditure on intangibles amounting to Rs.120,482 and expenditure on property, plant and equipment net of proceeds from the sale of our plant in Goa, India amounting to Rs.519,566. This was partially offset by proceeds from sales of investment securities amounting to Rs.51,715.
Cash Flows From Financing Activities
          Net cash provided by financing activities for the nine months ended December 31, 2005 was Rs.463,964 primarily due to short-term borrowings in foreign currency from banks amounting to Rs.904,772. This was partially offset by dividends amounting to Rs.436,368 and by repayment of long term debt amounting to Rs.4,440.
          The following table provides a list of our principal debts outstanding as of December 31, 2005:

	Principal Amount			Interest Rate
	(in thousands)
Debt
Working capital loans	Rs.	3,832,852	U.S $85,269	LIBOR + 50 - 65bps for FC denominated loans and 10.25% for INR borrowings
Long term loan		26,625	539	2	%*

Total	Rs.	3,859,477	U.S $85,808

*	Loan received at a subsidized rate of interest from Indian Renewable Energy Development Agency Limited promoting use of alternative sources of energy.
Trend information
          Fiscal year 2006 continues to be another challenging year for us as we continue to implement our long-term strategy of being a discovery-led global pharmaceutical company.

          Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) Annual Report 2004, the Indian retail pharmaceutical market, valued at Rs.205 billion for the twelve-month period ending December 31, 2004, grew by 6.4%. Much of this growth was driven by the contribution from new products launched in the 24 month period ending on December 31, 2004. Downward pressure on prices continues to negatively impact the market, although the magnitude of the resulting decline in prices has gone down to 0.2% for the year ended December 31, 2004 as compared to 0.7% for the year ended December 31, 2003.
     Some of the readily apparent changes in our industry are as follows:
▪	Introduction of the product patent regime with effect from January 1, 2005.

▪	Implementation of the Value Added Tax (VAT) system with effect from April 1, 2005.

▪	Introduction of the Maximum Retail Price (MRP) based excise duty structure for the pharmaceutical industry.

▪	Increased investments of Indian companies in research and development as well as in new product launches.

▪	Improvement in performance of multi-national corporations (“MNCs”) and increasing interest of top global innovators as well as generic companies in India.
          In 2004, although Indian based companies dominated the Indian market with 77% of the market share, the MNCs improved their performance. The implementation of the product patent regime has triggered MNCs to enter or plan to enter the market. The top global MNCs have established a direct or indirect presence in India either through product introduction for sales and marketing, establishment of manufacturing facilities or alliances with existing manufacturing facilities and entry into new segments like clinical research organizations and biotechnology. During fiscal 2005, key global generic players also evidenced greater interest in establishing a manufacturing presence in India. The market is also undergoing a change in the way that Indian companies are operating. Indian companies have formed alliances with partners to leverage on their core strengths and consolidate operations. The results of the consolidation efforts are seen in the increased market share realized by the top ten Indian pharmaceutical companies in the last two years. Along with the changes in the competitive structure, the market has also shifted towards lifestyle disorders as the ailment pattern in India has migrated to lifestyle disorders. It is notable that chronic therapies now account for close to 24% of the market and was growing at the end of 2004 at 12% per year. While the growth of our revenues in India for fiscal 2005 was below industry average, in fiscal 2006, the momentum of our new product launches in the last three years including fiscal 2006 as well as the recovery from the loss of sales in March 2005 due to the implementation in India of the value added tax is expected to drive revenue growth.
          On March 22, 2005, the government of India passed the Patents (Amendment) Bill 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This has resulted in a reduction of new product introductions in India, as well as other countries where similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.
          The competitive environment in the emerging markets (outside India) is changing with most countries moving towards recognizing product patents. This has the effect of reducing the window of opportunity for new product launches. In order to compete effectively in such a challenging environment, we are focusing on both our key therapeutic categories on a global basis and niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate and expand our presence in Russia and other countries of the former Soviet Union.
          Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of North America and Europe.

          In North America and Europe, we do not anticipate commencing any significant sales of new products in fiscal 2006. The success of our existing API products in our key markets is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant.
          Generics. In this segment, we are focused on the regulated markets of North America and Europe. During fiscal 2005, in the United States, our key products of fluoxetine and tizanidine were subjected to additional competition from existing market participants which impacted the sales of these two products. In the remaining quarter of fiscal 2006, while we do not anticipate commencing any significant sales of new products, the success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. Further, we expect that we will continue to expand our product pipeline for North America as well as Europe. As of December 31, 2005, we had 51 ANDAs pending approval with the U.S. Food and Drug Administration, including 30 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
          Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.
          Drug Discovery. During fiscal 2005, we commenced the second international clinical development for our internally discovered NCE known as RUS 3108, our drug candidate for the treatment of atheroslerosis. As of March 31, 2005, we had concluded Phase I clinical trials on DRF 10945, our drug candidate for the treatment of dyslipidemia, while the Phase I clinical trials on RUS 3108, our drug candidate for the treatment of atheroslerosis were in progress in Ireland. As we make progress in advancing our pipeline into development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursuing strategic partnerships and alliances in our key focus areas.
          During fiscal 2005, we entered into a U.S.$56 million partnership with I-VEN Pharma Capital Limited (“I-VEN”) for the joint development and commercialization of certain generic drug products.. As per the terms of the agreement, I-VEN will have the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications (“ANDA”) filed or to be filed in the fiscal years ended March 31, 2005 and March 31, 2006, subject to a maximum contribution of U.S.$56 million. The terms of the arrangement do not require us to repay the funds or purchase I-VEN’s interest in the event that we are not able to develop or commercialize one or more of the products subject to this agreement. However, upon the commercialization of these products, we will pay I-VEN a royalty on net sales at agreed rates for a period of five years from the date of commercialization of each product. I-VEN has already invested U.S.$22.5 million as of March 31, 2005, and has the option to invest an additional U.S.$33.5 million, in which event I-VEN will be entitled to additional royalties. We have recognized U.S.Rs.2.2 million from the initial investment of U.S. $22.5 million as a reduction in our research and development expenses for fiscal 2005. We have recognized U.S.$2.5 million from the initial investment of U.S.$22.5 million as a reduction in our research and development expenses for the quarter ended December 31, 2005. A significant portion of the balance of such initial investment is available to reduce the research and development expenses based on the ANDA filing program and litigation milestones for fiscal 2006. Going forward, we will attempt to structure similar mutually beneficial arrangements for reducing our development risks in our Drug Discovery and Specialty businesses.
Recent Developments
     In January 2006, we entered into an agreement with Merck & Co., Inc., allowing us to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor®), upon the expiry of Merck’s patents covered by these products, provided that another company obtains 180-day exclusivity after the expiration of the patents for either product.
     In February 2006, we entered into an agreement with Argenta Discovery Limited (“Argenta”) for the joint development and commercialization of a novel approach to the treatment of Chronic Obstructive Pulmonary Disease (“COPD”). Under the terms of the agreement, the parties agreed to collaborate to identify clinical candidates from a certain class of our compounds for use as potential treatments for COPD. Both parties agreed to jointly develop the selected candidates from the pre-clinical stage up to Phase IIa (proof-of-concept). Upon successful completion of a Phase IIa trial, the parties may either license-out the candidate for further development and commercialization to a larger pharmaceutical company or continue the further co-development and commercialization themselves. We and

Argenta have agreed to fund the joint collaboration up to proof-of-concept and share the development expenses equally. Currently, both the parties are in the process of identifying clinical candidates as mentioned above.
     In March 2006, we acquired 100% of beta Holding Gmbh (“betapharm”) from 3i Group plc, a European private equity house. The sale price for this transaction was € 478.9 million in cash. The transaction was funded using a combination of our internal cash reserves and committed term loan . betapham was founded in 1993 and, according to INSIGHT Health’s National Pharmaceutical Information for Germany (“NPI-Gx”) reports, betapharm is the fourth-largest generics company (by sales) in Germany with a market share of approximately 3.5%. betapharm markets high-quality generic drugs with a focus on long-term therapy products with high prescription rates. betapharm’s current portfolio is comprised of approximately 145 marketed products, and it has a strong track record of successful product launches. Located in Augsburg, Germany, betapharm currently employs approximately 370 people, including a sales force of approximately 250, with gross revenues of € 164 million for the year ended November 30, 2005 (including value added taxes).
     Also during March 2006, we amended the terms of our joint venture entity, Perlecan Pharma. As a result, we now own approximately 14.28% of the equity of Perlecan Pharma (reduced from 14.29%) and we have the right to designate three out of seven directors on the board of Perlecan Pharma. In addition, Perlecan Pharma has issued to us warrants to purchase 45 million equity shares of Perlecan Pharma (prior to amendment, we were to receive warrants to purchase 95 million equity shares), the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then we will own approximately 62.5% of the equity shares of Perlecan Pharma (prior to amendment, full exercise of our warrants would have resulted in our ownership of approximately 76.9% of the equity shares).
     In April 2006 the U. S. Food and Drug Administration granted final approval for the Company’s Abbreviated New Drug Application (ANDA) for fexofenadine hydrochloride tablets 30 mg, 60 mg and 180 mg. The Company has commenced the commercial marketing of this product immediately. In September 2002, we filed the ANDA for fexofenadine hydrochloride tablets 30 mg, 60 mg and 180 mg with a Paragraph IV certification on all orange book patents. The Company was granted summary judgment with respect to three patents. Five patents remain in the litigation. The litigation is pending at the United States District Court for the District of New Jersey. No date is currently set for trial. The 30-month period identified in section 505(j)(5)(B)(iii) of the Federal Food, Drug and Cosmetic Act has expired. The 180-day generic drug exclusivity awarded to Barr Laboratories has also expired. Fexofenadine hydrochloride is the AB-rated generic equivalent of Sanofi-Aventis’ Allegra®. Allegra® is indicated for the relief of symptoms associated with seasonal allergic rhinitis and for the treatment of uncomplicated skin manifestations of chronic idiopathic urticaria in adults and children 6 years of age and older. According to the ORG IMS Annual Report 2005, Allegra® had annual U.S. sales of approximately $1.4 billion for the 12 month period ended December 31, 2005.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: September 11, 2006	By:	/s/ Saumen Chakraborty
		Name:	Saumen Chakraborty
		Title:	Chief Finance Officer